Qurate Retail Group Appoints Jeffrey A. Davis as Chief Financial Officer

September 28, 2018: Executive Brings Proven Track Record in Retail, Including Nine Years with Walmart Inc.
WEST CHESTER, Pa. (September 28, 2018) – Today, Qurate Retail Group announced that Jeffrey A. Davis will join the Group as Chief Financial Officer. Davis will oversee financial operations and strategies globally for Qurate Retail Group as it continues to position itself as a world-leading multiplatform, experiential retailer. He will be responsible for Planning and Analysis, Accounting, Payables, Payroll, Customer Finance, Tax, Treasury, Internal Audit, Strategic Procurement, Corporate Development and the business unit finance teams, as well as serve as CFO for QVC, Inc.
Davis will assume his new role on October 15, 2018, and will report to Mike George, President and Chief Executive Officer, Qurate Retail, Inc. Davis will be based at Qurate Retail Group’s global headquarters in West Chester, Pa.
“Jeff brings an extensive background of financial strategy leadership in the retail space,” said Mike George. “He has an engaging, direct communication style and a thoughtful, insightful approach to strategic decisions. We’re looking forward to leveraging his leadership as we continue to redefine our model in the new era of retail and differentiate by delivering curated, personalized, and video-focused shopping experiences across multiple platforms.”
Davis joins Qurate Retail Group from J. C. Penney Company, Inc., where he held the position of EVP and CFO. In this role, he led a debt restructuring, reduced working capital, and created strategies to improve growth and extend the brand. He oversaw Strategy, Financial Reporting, Tax, Internal Audit, Treasury and Cash Management Retail Finance, Investor Relations, Planning and Allocation, Pricing, Property Development, and Procurement.
Prior to J. C. Penney Company, Inc., Davis served as CFO at Darden Restaurants, a portfolio of eight restaurant brands with 1,700 locations in the United States. In this role, he reduced expenses and retired debt, creating a more efficient capital structure. He was responsible for Financial Reporting, Audit, Tax, Treasury, Financial Planning and Analysis, Investor Relations, Supply Chain, and Restaurant Development.
Davis previously spent nine years at Walmart Inc., where he held various finance leadership positions, including EVP and CFO of Walmart U.S., EVP and Treasurer of Walmart Inc., and VP of Finance in the U.S. Specialty Division. For Walmart U.S., he partnered with merchant and operating leadership to increase margins, reduce inventory, and recover working capital without sacrificing on-shelf availability.
Davis previously served in top financial roles at Lakeland Tours, LLC; McKesson Corporation; private investment holding company The Hillman Co.; and KPMG Peat Marwick.
About Qurate Retail Group
Qurate Retail Group comprises seven leading retail brands — QVC, HSN, zulily, Ballard Designs, Frontgate, Garnet Hill and Grandin Road — all dedicated to providing a ‘third way to shop,’ beyond transactional ecommerce or traditional brick-and-mortar stores. Globally, Qurate Retail Group is #1 in video commerce, reaching approximately 370 million homes worldwide via 16 television networks and multiple ecommerce sites, social pages, mobile apps, print catalogs, and in-store destinations. Qurate Retail Group is #3 in ecommerce in North America and #3 in mobile commerce in the US (according to

Internet Retailer). Qurate Retail Group combines the best of retail, media and social to curate products, experiences, conversations and communities for millions of highly discerning shoppers -- bringing joy, inspiration and humanity to shopping. Qurate Retail Group also curates large audiences, across multiple platforms, for thousands of brand vendors. Headquartered in West Chester, Pa., Qurate Retail Group has 27,000 team members in the US, the UK, Germany, Japan, Italy, France, Poland and China. For more information, visit www.qurateretailgroup.com.
Qurate Retail, Inc. (NASDAQ: QRTEA, QRTEB) includes the Qurate Retail Group portfolio of brands as well as other minority investments.